Exhibit 99.1

CHINA JO-JO DRUGSTORES, INC.

Hai Wai Hai Tongxin Mansion Floor 6

Gong Shu District, Hangzhou City

Zhejiang Province

P. R. China, 310008

Telephone: +86-571-88219579

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON November 16, 2023

TO THE SHAREHOLDERS OF CHINA JO-JO DRUGSTORES, INC.:

The Annual General Meeting of the shareholders for the fiscal year ended March 31, 2023 (the “Annual Meeting”) of China Jo-Jo Drugstores, Inc., a Cayman Islands exempted company, (the “Company”), will be held on November 16, 2023 at 9:00 p.m. E.T. (November 17, 2023 at 10:00 a.m., Beijing time), at the Company’s principal executive offices located at Hai Wai Hai Tongxin Mansion Floor 6, Gong Shu District, Hangzhou City, Zhejiang Province, P. R. China, 310008, for the following purposes:

1.	To elect six directors to serve until the next Annual Meeting or until their successors are duly elected and qualified;

2.	To ratify the appointment of YCM CPA, Inc. as the Company’s independent registered public accounting firm for the fiscal year ending March 31, 2024;

3.	To approve by ordinary resolution the proposed reverse stock split and consolidation of the Company’s issued and outstanding ordinary shares;
4.	To approve by ordinary resolution the increase of authorised share capital;

5.

To approve by special resolution the Amendment of the Memorandum and Articles of Association of the Company to effect the reverse stock split and consolidation of the Company’s issued and outstanding ordinary shares, and the increase of authorised share capital;

6.	To approve the Third Amended and Restated 2010 Equity Incentive Plan; and

7.	To transact such other business as may properly come before the Annual Meeting or any adjournment thereof.

These items of business are more fully described in the proxy statement accompanying this Notice.

The Board of Directors has fixed the close of business on October 18, 2023, as the record date for the determination of shareholders entitled to notice of and to vote at the Annual Meeting. We know that many of our shareholders will be unable to attend the Annual Meeting. We are soliciting proxies so that each shareholder has an opportunity to vote on all matters that are scheduled to come before the shareholders at the Annual Meeting. Whether or not you plan to attend, please take the time now to read the proxy statement and vote via the Internet or, if you prefer, submit by mail a paper copy of your proxy or voter instructions card, so that your shares are represented at the meeting. You may also revoke your proxy or voter instructions before or at the Annual Meeting. Regardless of the number of our shares you own, your presence in person or by proxy is important for quorum purposes and your vote is important for proper corporate actions.

By Order of the Board of Directors,

/s/ Lei Liu
Lei Liu
Chairman of the Board and Chief Executive Officer

Hangzhou City, People’s Republic of China

October 22, 2023

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE SHAREHOLDERS MEETING TO BE HELD ON NOVEMBER 16, 2023 - THE PROXY STATEMENT AND ANNUAL REPORT TO SHAREHOLDERS ARE AVAILABLE AT www.iproxydirect.com/CJJD

WHETHER OR NOT YOU EXPECT TO ATTEND THE ANNUAL MEETING, WE URGE YOU TO VOTE. YOU MAY VOTE BY TELEPHONE OR VIA THE INTERNET. IF YOU RECEIVED A PAPER COPY OF THE PROXY CARD BY MAIL, YOU MAY ALSO MARK, SIGN, DATE AND RETURN THE PROXY CARD PROMPTLY IN THE ENCLOSED POSTAGE-PREPAID ENVELOPE.

CHINA JO-JO DRUGSTORES, INC.

Hai Wai Hai Tongxin Mansion Floor 6

Gong Shu District, Hangzhou City

Zhejiang Province

P. R. China, 310008

Telephone: +86-571-88219579

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON

NOVEMBER 16, 2023

GENERAL

The enclosed proxy is solicited on behalf of the Board of Directors (the “Board”) of China Jo-Jo Drugstores, Inc., a Cayman Islands exempted company (the “Company”), for use at the Annual General Meeting of shareholders to be held on November 16, 2023 at 9:00 p.m. E.T. (November 17, 2023 at 10:00 a.m., Beijing time) (the “Annual Meeting”), or at any adjournment or postponement of the Annual Meeting, for the purposes set forth in this proxy statement and in the accompanying Notice of Annual Meeting of Shareholders. The Annual Meeting will be held at the Company’s principal executive offices located at Hai Wai Hai Tongxin Mansion Floor 6, Gong Shu District, Hangzhou City, Zhejiang Province, P. R. China, 310008.

These proxy materials were made available to you by the Board on the Internet on or about October 17, 2023, at www.iproxydirect.com/CJJD, which is on the proxy card mailed to shareholders of record and beneficial holders. Our shareholders are invited to attend the Annual Meeting and are requested to vote on the proposals described in this proxy statement. These proxy materials include: our proxy statement for (and notice of) the Annual Meeting; and our annual report on Form 20-F for the year ended March 31, 2023 (the “Annual Report”), which includes our annual audited financial statements for the year ended March 31, 2023. These proxy materials also include a proxy card or a voting information card for the Annual Meeting, for submitting your vote in writing to us or your broker, as the case may be.

ABOUT THE MEETING

Who is entitled to vote at the Annual Meeting?

Only shareholders of record at the close of business on October 18, 2023 (the “Record Date”) are entitled to receive notice of and to vote at the Annual Meeting. If you were a shareholder of record on the Record Date, you will be entitled to vote all of the shares that you held on the Record Date at the Annual Meeting, or any postponement or adjournment of the Annual Meeting.

Who can attend the Annual Meeting?

Any person who was a shareholder of the Company on the Record Date may attend the meeting. If you own shares in street name, you should ask your broker or bank for a legal proxy to bring with you to the Annual Meeting. If you do not receive the legal proxy in time, bring your most recent brokerage statement so that we can verify your ownership of our stock and admit you to the Annual Meeting. You will not, however, be able to vote your shares at the Annual Meeting without a legal proxy.

What am I voting on?

The Board, on behalf of the Company, is seeking your affirmative vote for the following four items:

1.	To elect six directors to serve until the next Annual Meeting or until their successors are duly elected and qualified;

2.	To ratify the appointment of YCM CPA, Inc. as the Company’s independent registered public accounting firm for the fiscal year ending March 31, 2024;

3.	To approve by ordinary resolution the proposed reverse stock split and consolidation of the Company’s issued and outstanding ordinary shares;
4.	To approve by ordinary resolution the increase of authorised share capital;

5.

To approve by special resolution the Amendment of the Memorandum and Articles of Association of the Company to effect the reverse stock split and consolidation of the Company’s issued and outstanding ordinary shares, and the increase of authorised share capital;

6.	To approve the Third Amended and Restated 2010 Equity Incentive Plan; and

7.	To transact such other business as may properly come before the Annual Meeting or any adjournment thereof.

Will any other matters be voted on?

We do not know of any other matters that will be brought before the shareholders for a vote at the Annual Meeting. If any other matter is properly brought before the meeting, your signed proxy card would authorize Mr. Lei Liu to vote on such matters in his discretion.

How do I vote?

Shareholders of Record

If your shares are registered directly in your name with the Company’s transfer agent, American Stock Transfer & Trust Company, LLC, then you are a shareholder of record.

If you are a shareholder of record, there are five ways to vote:

1.	Vote by Internet. You can vote via the Internet. The website address for Internet voting is provided on your proxy card. You will need to use the control number appearing on your proxy card to vote via the Internet. You can use the Internet to transmit your voting instructions up until 6:00 P.M. Eastern Time on November 16, 2023. Internet voting is available 24 hours a day. If you vote via the Internet, you do NOT need to vote by telephone or return a proxy card.

2.	Vote by Telephone. You can also vote by telephone by calling the toll-free telephone number provided on your proxy card. You will need to use the control number appearing on your proxy card to vote by telephone. You may transmit your voting instructions from any touch-tone telephone up until 6:00 P.M. Eastern Time on November 16, 2023. Telephone voting is available 24 hours a day. If you vote by telephone, you do NOT need to vote over the Internet or return a proxy card.

3.	Vote by Fax. You can also vote by fax by faxing to the fax number provided on your proxy card. You will need to use the control number appearing on your proxy card to vote by fax. You may transmit your voting instructions by fax up until 6:00 P.M. Eastern Time on November 16, 2023. Fax voting is available 24 hours a day. If you vote by fax, you do NOT need to vote over the Internet or return a proxy card.

4.	Vote by Mail. If you received a printed copy of the proxy card, you can vote by marking, dating and signing it, and returning it in the postage-paid envelope provided. Please promptly mail your proxy card to ensure that it is received prior to the closing of the polls at the Annual Meeting.

5.	Vote in Person. You can vote in person at the Annual Meeting.

Street Name Holders

If your shares are held, not in your name, but rather in an account at a brokerage firm, bank, dealer or other similar organization, then you are the beneficial owner of shares held in “street name” and these proxy materials are being forwarded to you by that organization. The organization holding your account is considered to be the shareholder of record for purposes of voting at the Annual Meeting. As a beneficial owner, you have the right to direct your broker or other agent regarding how to vote the shares in your account. You are also invited to attend the Annual Meeting. However, since you are not the shareholder of record, you may not vote your shares in person at the Annual Meeting unless you request and obtain a valid proxy from your broker or agent.

Regardless of how your shares are registered, if you complete and properly sign the proxy card and return it to the address indicated, it will be voted as you direct.

How many votes do I have?

On each matter to be voted upon, you will have one vote for each ordinary share of the Company that you owned on the Record Date.

How many votes can be cast by all shareholders?

The Company had 33,657,210 outstanding ordinary shares on the Record Date, and each of these shares is entitled to one vote.

How many votes must be present to hold the meeting?

The holders of not less than one-third of the Company’s ordinary shares outstanding on the Record Date must be present at the Annual Meeting in person or by proxy in order to fulfill the quorum requirement necessary to hold the Annual Meeting. As of the Record Date, there were 33,657,210 ordinary shares outstanding. This means at least 11,219,070 ordinary shares must be present in person or by proxy.

If you vote, your shares will be part of the quorum. Abstentions and broker non-votes will also be counted in determining the quorum. A broker non-vote occurs when a bank or broker holding shares in street name submits a proxy that states that the broker does not vote for some or all of the proposals because the broker has not received instructions from the beneficial owners on how to vote on the proposals and does not have discretionary authority to vote in the absence of instructions.

We urge you to vote by proxy even if you plan to attend the Annual Meeting so that we will know as soon as possible that a quorum has been achieved.

What vote is required to approve each proposal?

Proposal No. 1 (Election of Directors): The six nominees for directors who receive the most votes will be elected.

Please note that brokers may no longer vote on the election of directors in the absence of specific client instructions.

Proposal No. 2 (Ratification of the Appointment of the Independent Auditor): The required vote to approve the ratification of the appointment of YCM CPA, Inc. as the Company’s independent registered public accounting firm for the fiscal year ending March 31, 2024, is the affirmative vote of a majority of the shares present in person or represented by proxy and entitled to vote at the Annual Meeting.

Proposal No. 3 (Approval of Reverse Stock Split and Consolidation of the Company’s Issued and Outstanding Ordinary Shares): The required vote pass an ordinary resolution to approve a Reverse Stock Split and Consolidation of the Company’s Issued and Outstanding Ordinary Shares is the affirmative vote of a majority of the shares present in person or represented by proxy and entitled to vote at the Annual Meeting.

Proposal No. 4 (Approval of the Increase of Authorised Share Capital): The required vote to pass an ordinary resolution to approve the Increase of Authorised Share Capital is the affirmative vote of a majority of the shares present in person or represented by proxy and entitled to vote at the Annual Meeting.

Proposal No. 5 (Approval of the Amendment and Restatement of the Memorandum and Articles of Association): The required vote to pass a special resolution to approve the Amendment and Restatement of the Memorandum and Articles of Association is the affirmative vote of two thirds of the shares present in person or represented by proxy and entitled to vote at the Annual Meeting.

Proposal No. 6 (Approval of the Third Amended and Restated 2010 Incentive Plan): The required vote to approve the Third Amended and Restated 2010 Incentive Plan is the affirmative vote of a majority of the shares present in person or represented by proxy and entitled to vote at the Annual Meeting.

Can I change my vote?

Yes. You may change your vote by sending in a new proxy card with a later date, or, if you are a shareholder of record, sending written notice of revocation to the Company’s Secretary at the address on the cover of this proxy statement. Also, if you attend the Annual Meeting and wish to vote in person, you may request that your previously submitted proxy not be used.

What happens if I sign and return the proxy card but do not indicate how to vote on an issue?

If you return a proxy card without indicating your vote, your shares will be voted as follows:

●	FOR each of the nominees for director named in this proxy statement.

●	FOR ratification of the appointment of YCM CPA, Inc. as the Company’s independent registered public accounting firm for the fiscal year ending March 31, 2024.
●	FOR approval of reverse stock split of the Company’s issued and outstanding Ordinary Shares.
●	FOR approval the Increase of Authorised Share Capital.
●	FOR approval the Amendment and Restatement of the Memorandum and Articles of Association.
●	FOR approval of the Thirds Amended and Restated 2010 Equity Incentive Plan.
●	FOR approval to transact such other business as may properly come before the Annual Meeting or any adjournment thereof.

How can I find out the results of the voting at the Annual Meeting?

Preliminary voting results will be announced at the Annual Meeting. Final voting results will be published in a report on Form 6-K, which we will file with the SEC promptly after the Annual Meeting.

How can I obtain additional information about the Company?

You can access our Annual Report as filed with the SEC. Additional copies will be furnished without charge to shareholders upon written request. Exhibits to the Annual Report will be provided upon written request. All written requests should be directed to: China Jo-Jo Drugstores, Inc., c/o Chief Financial Officer, Hai Wai Hai Tongxin Mansion Floor 6, Gong Shu District, Hangzhou City, Zhejiang Province, P. R. China, 310008.

We are subject to the informational requirements of the Exchange Act, which requires that we file reports, proxy statements and other information with the SEC. The SEC maintains a website that contains reports, proxy and information statements and other information regarding companies, including our Company, that file electronically with the SEC. The SEC’s website address is www.sec.gov. In addition, our filings may be inspected and copied at the public reference facilities of the SEC located at 100 F Street, N.E. Washington, DC 20549. Copies of the material may also be obtained upon request and payment of the appropriate fee from the Public Reference Section of the SEC located at 100 F Street, N.E., Washington, DC 20549.

PROPOSAL NO. 1

ELECTION OF DIRECTORS

Under the Company’s Second Amended and Restated Memorandum of Association and Articles of Association, the number of directors of the Company shall not be less than two . There shall be no maximum number of directors unless otherwise determined from time to time by the shareholders in general meeting. The Company may from time to time in general meeting by ordinary resolution increase or reduce the number of directors but so that the number of directors shall never be less than two. Vacancies on the Board may be filled by persons elected by the affirmative vote of a majority of the remaining directors. A director elected by the Board to fill a vacancy shall serve until the next Annual Meeting.

The directors of the Company do not have a definite term of office, and each director will serve until the next Annual Meeting and until the director’s successor is elected and qualified. The Nominating Committee of the Board, comprising of four independent directors, will consider director candidates recommended by shareholders. The Nominating Committee does not intend to alter the manner in which it evaluates candidates based on whether or not the candidate was recommended by a shareholder, except that the Nominating Committee may consider the size and duration of the shareholdings of the recommending shareholder in relation to the total outstanding shares of the Company, and the extent to which the recommending shareholder intends to continue holding its interest in the Company. To nominate a director, shareholders must submit such nomination in writing to our Secretary at Hai Wai Hai Tongxin Mansion Floor 6, Gong Shu District, Hangzhou City, Zhejiang Province, P. R. China, 310008.

Currently, the Board has fixed the number of directors at six persons. Six directors are to be elected to the Board at the Annual Meeting. The Board has nominated Mr. Lei Liu, Ms. Li Qi, Ms. Caroline Wang, Mr. Jiangliang He, Ms. Pingfan Wu, and Dr. Genghua Gu for re-election at the Annual Meeting. All six nominees currently serve on the Board.

Directors are elected by a plurality of the votes of the holders of shares present in person or represented by proxy and entitled to vote on the election of directors at the Annual Meeting at which a quorum is present. The nominees receiving the most “For” votes (among votes properly cast in person or by proxy) will be elected. If no contrary indication is made, shares represented by executed proxy will be voted “For” the election of the nominees named above or, if any nominee becomes unavailable for election as a result of unexpected occurrence, “For” the election of a substitute nominee designated by our Board. Each nominee has agreed to serve as a director if elected, and we have no reason to believe that any nominee will be unable to serve.

All of the Company’s directors are expected to attend the Annual Meeting, unless unusual circumstances would prevent such attendance.

The Board of Directors recommends a vote “FOR” each nominee.

INFORMATION ABOUT THE NOMINEES

Name	Age (1)	Position	Served From
Lei Liu	60	Chief Executive Officer and Chairman of the Board	September 17, 2009
Li Qi	51	Director	October 23, 2009
Caroline Wang (2) (3) (4)	36	Director	March 29, 2017
Jiangliang He (2) (3) (4)	60	Director	September 4, 2018
Genghua Gu (2) (3) (4)	73	Director	March 28, 2014
Pingfan Wu (4)	58	Director	October 26, 2018

(1)	As of the date of this proxy statement.
(2)	Member of the Audit Committee.
(3)	Member of the Compensation Committee.
(4)	Member of the Nominating Committee.

Lei Liu, Chief Executive Officer and Chairman of the Board

Mr. Liu has served as our Chief Executive Officer and Chairman of our Board of Directors since September 17, 2009. Mr. Liu is one of the three founders of Hangzhou Jiuzhou Grand Pharmacy Chain Co., Ltd. (“Jiuzhou Pharmacy”), Hangzhou Jiuzhou Clinic of Integrated Traditional and Western Medicine (General Partnership) (“Jiuzhou Clinic”) and Hangzhou Jiuzhou Service  & Public Health Service Co., Ltd. (“Jiuzhou Service”) (Jiuzhou Pharmacy, Jiuzhou Clinic and Jiuzhou Service, as well as the subsidiaries of Jiuzhou Pharmacy, collectively as “HJ Group”), and has been the executive director of Jiuzhou Pharmacy since September 2003 and the supervising director of Jiuzhou Service since November 2005. From December 1997 to August 2003, Mr. Liu worked in Tai He Drugstore as a general manager. From September 1992 to November 1997, Mr. Liu was an administration official of Hangzhou Medical Junior College, his alma mater, where he was also a researcher and an anatomy instructor from September 1983 to July 1992. Mr. Liu has been a licensed researcher in the PRC since September 1988. As the founder and CEO responsible for our vision and direction, Mr. Liu is invaluable to us and our Board of Directors. These attributes make Mr. Liu an ideal candidate to serve as our Chairman.

Li Qi, Director

Ms. Qi is one of the three founders of HJ Group and is currently the general manager of both Jiuzhou Pharmacy and Jiuzhou Service. From January 2000 to June 2003, Ms. Qi worked in Zhejiang Yikang Drugstore as a general manager. From October 1991 to January 2000, Ms. Qi worked in the Branch Hospital of Hangzhou No. 1 People’s Hospital as a nurse. Ms. Qi is a licensed Traditional Chinese Medicine (“TCM”) pharmacist in the PRC and is a graduate of Hangzhou Nurse School. The Board believes that Ms. Qi’s knowledge of the Company’s history and day-to-day operations and her experience in the PRC medical industry qualify her to serve a director of the Company.

Caroline Wang, Independent Director

Ms. Wang has been a member of our Board since March 29, 2017. Since May 2017, Ms. Wang has been an investment manager with Zhejiang Provincial Financial Holdings Co., Ltd. From October 2015 to April 2017, Ms. Wang has been a project manager with JC Group, a comprehensive industrial financial group which serves the “city management”, performing internal audit and projects management for a variety of financial products. Prior to that, Ms. Wang served as an assistant CFO of Kandi Technologies Group, Inc. (NASDAQ:KNDI), a company engaged in the research, development, manufacturing, and sales of vehicle products. She was primarily responsible for the consolidation of financial reports and internal control audits. From 2012 to 2015, Ms. Wang was an audit department assistant manager with KPMG Huazhen LLP Hangzhou Branch, conducting financial reporting audits and internal control audits for listing companies, as well as providing audit service to pre-IPO companies. None of these companies is related to or affiliated with the registrant. Ms. Wang holds a master’s degree in public administration from London School of Economics and Political Science, and a bachelor’s degree in finance from Beijing Language and Culture University. The Board has determined that Ms. Wang has the qualifications to serve as a member of the Board given her extensive financial, accounting and auditing experiences, as well as her English and Chinese bilingual capabilities, which facilitates the Board’s supervision of management.

Jiangliang He, Independent Director

Mr. He has been a member of our Board since September 4, 2018. He has extensive experiences as an attorney. Mr. He has served as a partner in Dentons China, a large law firm with a presence in approximately 45 cities in China, since August 2008. From July 1997 to July 2008, he was a partner in the Zhejiang Jiuyao law firm. From July 1984 to June 1997, he was a professor at Hangzhou School of Law. Mr. He received his bachelor’s degree in law from Beijing University. The Board believes his knowledge and experiences in law helps the Board have a good corporate governance.

Genghua Gu, Independent Director

Dr. Gu is a retired physician, professor and published scientific researcher in the field of stomatology. From 2003 to 2013, Dr. Gu was a member of the Standing Committee of Zhejiang Province Political Consultative Conference. From 2000 to 2009, Dr. Gu was the Vice President of the Women’s Hospital of Zhejiang University’s School of Medicine (the “School of Medicine”), where, in addition to being a chief physician, professor and researcher, he was also in charge of logistics and financial managements as part of the hospital’s management. From 1998 to 2000, Dr. Gu was the Vice President of the Second Affiliate Hospital of the School of Medicine (the “Affiliate Hospital”), where, in addition to his medical, teaching and research duties, he was also in charge of the hospital’s logistics. From 1995 to 1998, Dr. Gu served as the Deputy Magistrate with the Shuichang County Government in Zhejiang Province, in charge of the county’s culture, education and hygiene programs. From 1988 to 1995, Dr. Gu was the Head of the Medical Department at the Affiliate Hospital and was involved in planning and management of the medical department. Dr. Gu served as an oral surgeon from 1977 to 1988 at the Affiliate Hospital. Dr. Gu graduated from Shanghai Jiaotong University’s School of Medicine, Department of Stomatology in 1977. The Board has determined that Dr. Gu should serve as a director given his extensive medical and scientific research experiences, as well as his government and hospital management and logistics experiences.

Pingfan Wu, Independent Director

Ms. Wu has been a member of our Board since October 26, 2018. She graduated from Jiangxi Medical College with a major in clinical medicine. After graduation, she worked in a hospital for eight years as a physician and an attending physician. After that, she joined Sino-American Shike/GlaxoSmithKline for 18 years until 2014. From sales representative to GSK China Sales/Strategy Director, Ms. Wu was responsible for the sale of multiple prescription drugs/OTC products in Chinese hospitals, retail markets, government cooperation projects and mergers and acquisitions. Since 2014, Ms. Wu has been working at Cardinal Health China Pharmaceutical Co., Ltd., which is among the top three largest U.S./foreign drug distribution companies in China (“Cardinal China”). She served as its retail COO, responsible for retail channel branding/sales of the distribution products in China and online/offline business strategy planning and operation management for its Direct-to-Patient (“DTP”) pharmacy. The DTP pharmacy is mainly a hospital-side pharmacy and the products are primarily high-value drugs. The Board believes that Ms. Wu’s experiences in pharmacy industry brings the Company opportunities in business development.

INFORMATION REGARDING THE BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

Our Board currently consists of six members. Our Second Amended and Restated Memorandum of Association and Articles of Association provide that our directors will hold office until the Annual Meeting of shareholders or until their successors have been elected and qualified. Our Board is responsible for the business and affairs of the Company and considers various matters that require its approval.

Independence of the Board

We are required to comply with The NASDAQ Stock Market (“NASDAQ”) listing standards, under which a majority of the members of a listed company’s board of directors must qualify as “independent,” as affirmatively determined by the board of directors. The Board consults with the Company’s counsel to ensure that the Board’s determination are consistent with relevant securities and other laws and regulations regarding the definition of “independent,” including those set forth in pertinent listing standards of the NASDAQ, as in effect from time to time.

Consistent with these considerations, after review of all relevant transactions or relationships between each director, or any of his or her family members, and the Company, our senior management and our independent registered public accounting firm, the Board has affirmatively determined that the following directors and nominees are independent directors within the meaning of the NASDAQ listing standards: Ms. Caroline Wang, Mr. Jiangliang He, Dr. Genghua Gu, and Ms. Pingfan Wu are independent directors. Mr. Lei Liu and Ms. Li Qi are not independent directors.

Code of Ethics and Business Conduct

The Company’s Code of Ethics, which applies to all officers, directors and employees, was adopted by the Board on March 15, 2010. The Code of Ethics was filed as Exhibit 14 to the Company’s predecessor’s Current Report on Form 8-K filed with the SEC on March 23, 2010, a copy of which is available on our website at http://www.chinajojodrugstores.com under the tabs “Investor” – “Corporate Governance” – “Governance Documents”.

Meetings of the Board

During the fiscal year ended March 31, 2023, the Board met twice and took action by unanimous written consent five times.

Information regarding Committees of the Board

The Board has three committees: the Audit Committee, the Compensation Committee and the Nominating Committee. The following table provides membership and meeting information for these committees for the fiscal year ended March 31, 2023.

Name	Audit		Compensation		Nominating
Caroline Wang (2)	X	(1)	X		X
Jiangliang He	X		X	(1)	X
Genghua Gu	X		X		X	(1)
Pingfan Wu					X

Total meetings in year ended March 31, 2023	1		1		1

Total actions by unanimous written consent in year ended March 31, 2023	1		0		0

(1)	Committee chairperson.
(2)	“Audit committee financial expert” within the meaning of Item 407(d)(5)(ii) and (iii) of Regulation S-K promulgated under the Exchange Act. Effective March 29, 2017, Caroline Wang was elected as a member of the Board and is qualified as audit committee financial expert within the meaning under Regulation S-K.

Below is a description of each committee as it is presently constituted. The Board has determined that each current member of each committee meets the applicable SEC and NASDAQ rules and regulations regarding “independence” and that each member is free of any relationship that would impair his or her individual exercise of independent judgment with regard to the Company.

Audit Committee

The Audit Committee was established in accordance with Section 3(a)(58)(A) of the Exchange Act to oversee the Company’s corporate accounting and financial reporting processes and audits of its financial statements. The Audit Committee operates under a written charter, a copy of which is available on our website at http://www.jiuzhou360.com under the tabs “For Investor” – “Corporate Governance” -“Committee Charters”, and is composed of our three (3) independent directors. Our Board of Directors has determined, based on information furnished by Ms. Caroline Wang and other available information, that she meets the requirements of an “audit committee financial expert” as that term is defined in the rules promulgated under the Securities Act and the Exchange Act, and has accordingly designated her as such. Our Board of Directors has also appointed her the chairperson of the committee.

The Audit Committee assists the Board oversight of (i) the integrity of the Company’s financial statements, (ii) the Company’s compliance with legal and regulatory requirements, (iii) the independent auditor’s qualifications and independence, and (iv) the performance of the Company’s internal audit function and independent auditor, and prepares the report that the SEC requires to be included in the Company’s annual proxy statement.

Report of the Audit Committee

The Audit Committee oversees the Company’s financial reporting process on behalf of the Board. The Audit Committee operates under a written charter approved by the Board. The charter provides, among other things, that the Audit Committee has full authority to engage the independent auditor. In discharging its oversight responsibilities regarding the audit process, the Audit Committee:

●	reviewed and discussed the audited financial statements with management;

●	discussed with the independent auditors the matters required to be discussed by the statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1. AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T;

●	received the written disclosures and the letter from the independent auditors required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant’s communications with the Audit Committee concerning independence, and discussed with the independent accountant the independent accountant’s independence; and

●	based on the review and discussions referred to above, recommended to the Board that the audited financial statements be included in the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2023, as filed with the Securities and Exchange Commission.

Respectfully submitted,

The Audit Committee of the Board

/s/ Caroline Wang, Chairperson of the Audit Committee

/s/ Jiangliang He, Member of the Audit Committee

/s/ Genghua Gu, Member of the Audit Committee

The foregoing Audit Committee Report does not constitute soliciting material or to be “filed” with the Commission or subject to Regulation 14A or 14C (17 CFR 240.14a-1 through 240.14b-2 or 240.14c-1 through 240.14c-101), other than as provided in Item 407 of Regulation S-K, or to the liabilities of section 18 of the Exchange Act (15 U.S.C. 78r) and shall not be deemed filed or incorporated by reference into any other filing of our company under the Securities Act or the Exchange Act, except to the extent we specifically incorporate this Audit Committee Report by reference therein.

Compensation Committee

Our Compensation Committee operates under a written charter, a copy of which is available on our website at http://www.jiuzhou360.com under the tabs “For Investor” – “Corporate Governance” – “Committee Charters”, and is made up of our three (3) independent directors. Mr. Jiangliang chairs our Compensation Committee, leading it to oversee and, as appropriate, make recommendations to the Board regarding the annual salaries and other compensation of our executive officers and our employees, and other employee policies. The committee also provides assistance and recommendations with respect to our compensation policies and practices.

Nominating Committee

Our Nominating Committee operates under a written charter, a copy of which is available on our website at http://www.jiuzhou360.com under the tabs “For Investor” – “Corporate Governance” – “Committee Charters”, and is made up of our four (4) independent directors. Genghua Gu is the chairperson of the committee. Our Nominating Committee assists the Board in the selection of director nominees, approves director nominations to be presented for shareholder approval at our annual general meeting, fills any vacancies on our Board of Directors, considers any nominations of director candidates validly made by shareholders, and reviews and considers developments in corporate governance practices.

Each of the six nominees for election as a director named in this proxy statement were unanimously recommended by the Nominating Committee for submission to the shareholders of the Company as the Board’s nominees.

Shareholder Communications with the Board

Due to the infrequency of communications from shareholders to the Board, our Board has not adopted a formal process by which shareholders may communicate with the Board. Nevertheless, shareholders or other interested parties may write to the Company’s Secretary at Hai Wai Hai Tongxin Mansion Floor 6, Gong Shu District, Hangzhou City, Zhejiang Province, P. R. China, 310008, and should prominently indicate on the outside of the envelope that it is intended for the Board or for non-management directors, and the Company’s Secretary will forward the communications to all specified directors. If no director is specified, the communication will be forwarded to the entire Board.

PROPOSAL NO. 2

RATIFICATION OF INDEPENDENT ACCOUNTANTS

The Audit Committee has selected YCM CPA, Inc. (“YCM”) as the Company’s independent registered public accountants for the fiscal year ending March 31, 2024, and has further directed that management submit the selection of independent auditors for ratification by the shareholders at the Annual Meeting. The shareholders are being asked to ratify this appointment so that the Audit Committee will know the opinion of the shareholders. However, the Audit Committee has sole authority to appoint the independent registered public accounting firm.

Representatives of YCM are not expected to be present at the Annual Meeting, either in person or by teleconference.

The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and entitled to vote at the Annual Meeting will be required to ratify the selection of YCM.

The Board of Directors recommends a vote “FOR” the ratification of the appointment of YCM as the Company’s independent registered public accounting firm.

Principal Accounting Fees and Services

Our current principal independent auditor is YCM whom we engaged on May 31, 2022. The following table shows the fees for audit and other services provided by YCM in relation to our 2023 and 2022 fiscal years:

	For the Fiscal Years ended March 31,
	2023	2022
Audit Fees (1)	$180,000	$175,000
Audit-Related Fees (2)	-	-
Tax Fees (3)	-	-
All Other Fees (4)	40,721	-
Total	$220,721	$175,000

(1)	Audit Fees: This category includes the audit of our annual financial statements, unaudited semi-annual financial statements and services that are normally provided by independent auditors in connection with statutory and regulatory filings or the engagement for fiscal years. This category also includes advice on audit and accounting matters that arose during, or as a result of, the audit or the review of interim financial statements.
(2)	Audit-Related Fees: This category consists of assurance and related services by our independent auditors that are reasonably related to the performance of the audit or review of our predecessor’s financial statements and are not reported above under “Audit Fees.”
(3)	Tax Fees: This category consists of professional services rendered by our independent auditors for tax compliance and tax advice. The services for the fees disclosed under this category include tax return preparation and technical tax advice.
(4)	All Other Fees: This category consists of fees for other miscellaneous items.

Pre-Approval Policies and Procedures of the Audit Committee

The Audit Committee approves the engagement of our independent auditors and is also required to pre-approve all audit and non-audit expenses.  Prior to engaging its accountants to perform particular services, the Audit Committee obtains an estimate for the service to be performed.  All of the services described above were approved by the Audit Committee in accordance with its procedure.

PROPOSAL NO. 3

APPROVAL OF REVERSE STOCK SPLIT OF THE COMPANY’S ISSUED AND OUTSTANDING ORDINARY SHARES

Our Board of Directors, being aware of the fact that the Ordinary Shares of the Company has been trading on Nasdaq for at least the past 5 months below Nasdaq’s minimum bid price requirement pursuant to the Nasdaq Listing Rules 5550(a)(2) and 5810(c)(3)(A) and the general volatility of current market conditions, and in order to maintain compliance to Nasdaq’s Listing Rules, including the minimum bid price requirement, has determined that it is in the best interests of the Company to effect a reverse share split (the “Reverse Stock Split”) of the Company’s authorized, issued and outstanding Ordinary Shares (the “Ordinary Shares”), each having a par value of US$0.012, by way of a consolidation of the existing authorized, issued and outstanding Ordinary Shares into fewer, proportionally more valuable, shares by a ratio (the “RS Ratio”) of up to one-for-twenty (1:20), such that the number of authorized, issue and outstanding Ordinary Shares is decreased by the RS Ratio, with the par value per Ordinary Share increased by the RS Ratio (the “Reverse Stock Split”), with such Reverse Stock Split to be effected, subject to obtaining the requisite shareholder approval, at such time and date (the “Effective Time”), if at all, and the specific RS Ratio (subject to the above maximum), as determined by the Board in its discretion.

As a result of the proposed Reverse Stock Split and subject to adjustment pending the Board’s determination of the RS Ratio, and as required by Cayman Islands law, the authorised share capital of the Company needs to be altered from US$6,010,000 divided into (i) 500,000,000 Ordinary Shares of a par value of US$0.012 each, and (ii) 10,000,000 preferred shares of a par value of US$0.001 each, to US$6,010,000 divided into (i) as low as 25,000,000 Ordinary Shares (for a RS Ratio of 1:20) of a par value of US$0.24 each, and (ii) 10,000,000 preferred shares of a par value of US$0.001 each (the “Share Consolidation”).

Upon receipt of the approval of the shareholders of the Company by ordinary resolution of this Proposal No.3 and approval of the shareholders of the Company by special resolution of the below Proposal No.5, and at an Effective Time and RS Ratio as the Board determines are in the best interest of the Company, including in the interest of maintaining the Ordinary Share’s listing on Nasdaq, a newly amended memorandum and articles of association of the Company will be adopted as the Memorandum and Articles of the Company to give effect to such amendments, to the exclusion of the existing Memorandum and Articles.

Vote Required and Board of Directors’ Recommendation

Assuming a quorum is present, the affirmative vote of a majority of the shares present at the Meeting and entitled to vote, either in person or by proxy, is required for approval of Proposal No. 3.

The Board of Directors recommends a vote “FOR” the approval of reverse stock split of the Company’s issued and outstanding Ordinary Shares.

PROPOSAL NO. 4

APPROVAL OF INCREASE OF AUTHORISED SHARE CAPITAL

Our Board of Directors have become aware of the fact that proposed Reverse Stock Split, as required by Cayman Islands law, would result in a decrease in the number of authorised Ordinary Shares for issuance of the Company, which would limit the Company’s ability to raise capital in its ordinary course of business. Therefore the Board of Directors have decided to increase the amount of authorised Ordinary Shares for issuance to 150,000,000 Ordinary Shares after the Reverse Stock Split (the “Authorised Share Capital Increase”), with the Authorised Share Capital increased accordingly.

Upon receipt of the approval of the shareholders of the Company by ordinary resolution of this Proposal No.4 and approval of the shareholders of the Company by special resolution of the below Proposal No.5, and at an Effective Time and RS Ratio as the Board determines are in the best interest of the Company for the above Proposal No.3, including in the interest of maintaining the Ordinary Share’s listing on Nasdaq, a newly amended memorandum and articles of association of the Company will be adopted as the Memorandum and Articles of the Company to give effect to such amendments, to the exclusion of the existing Memorandum and Articles.

Vote Required and Board of Directors’ Recommendation

Assuming a quorum is present, the affirmative vote of a majority of the shares present at the Meeting and entitled to vote, either in person or by proxy, is required for approval of Proposal No. 4.

The Board of Directors recommends a vote “FOR” the approval of the increase of authorised share capital of the Company.

PROPOSAL NO. 5

APPROVAL OF THE AMENDMENT AND RESTATEMENT OF THE MEMORANDUM AND ARTICLES OF ASSOCIATION

In order to effect the Reverse Stock Split and Share Consolidation of Proposal No. 3 and the Authorised Share Capital Increase of Proposal No.4, the memorandum and articles of association of the Company will be amended and restated, including without limitation, amending clause 8 of the Memorandum of Association, to alter the authorised share capital of the Company, such that the authorised share capital of the Company be altered from “US$6,010,000 divided into (i) 500,000,000 Ordinary Shares of a par value of US$0.012 each, and (ii) 10,000,000 preferred shares of a par value of US$0.001 each”, to, in case of a RS Ratio of 1:20, “US$36,010,000 divided into (i) 150,000,000 Ordinary Shares of a par value of US$0.24 each, and (ii) 10,000,000 preferred shares of a par value of US$0.001 each”.

Upon receipt of the approval of the shareholders of the Company by special resolution of this Proposal No.5 and the above Proposals No.3 and No.4, and at an Effective Time and RS Ratio the Board determines are in the best interest of the Company, including in the interest of maintaining the Ordinary Share’s listing on Nasdaq, a newly amended memorandum and articles of association of the Company will be adopted as the Memorandum and Articles of the Company to give effect to such amendments, to the exclusion of the existing Memorandum and Articles.

Vote Required and Board of Directors’ Recommendation

Assuming a quorum is present, the affirmative vote of two thirds of the shares present at the Meeting and entitled to vote, either in person or by proxy, is required for approval of Proposal No. 5.

The Board of Directors recommends a vote “FOR” the approval of the amendment and restatement of the Memorandum and Articles of Association.

PROPOSAL NO. 6

APPROVAL OF THE THIRD AMENDED AND RESTATED 2010 EQUITY INCENTIVE PLAN

Our Board of Directors, acting upon the recommendation of the Board of Directors’ Compensation Committee (the “Compensation Committee”), has approved the Third Amended and Restated 2010 Equity Incentive Plan (the “Plan”) to increase the number of ordinary shares reserved under the Amended and Restated 2010 Equity incentive Plan. The Board recommends the Third Amended and Restated 2010 Equity Incentive Plan be approved and adopted by the Company’s shareholders and directs that such proposal be submitted at the Annual Meeting.

As of the Record Date, we had issued shares of restricted stock or stock options to purchase ordinary shares of in an aggregate of approximately 3,931,577 shares and approximately 118,962 ordinary shares of were available for issuance under the Plan.

Our Board of Directors has deemed it advisable and in the best interest of the Company to, subject to shareholder approval, approve and adopt the Plan.

The following is a summary of the principal features of the Plan. The summary below is does not constitute the entire Plan, as proposed to be amended, a copy of the Plan is attached hereto as Appendix A and is incorporated by reference herein.

Shares Available

Our Board of Directors has authorized, subject to shareholder approval, to reserve a total of 8,414,300 shares of our ordinary shares for issuance under the Plan. The Compensation Committee has deemed that it is in the best interests of the Company to amend the Company’s Plan to increase the number of ordinary shares that are reserved thereunder by 8,414,300 shares from 4,050,539 to 12,464,839 shares (the “Increase of the Plan Shares”). In certain circumstances, shares subject to an outstanding award may again become available for issuance pursuant to other awards available under the Plan. For example, shares subject to forfeited, terminated, canceled or expired awards will again become available for future grants under the Plan. In addition, shares subject to an award that are withheld by us to satisfy tax withholding obligations shall also be made available for future grants under the Plan.

The Third Amended and Restated 2010 Equity Incentive Plan includes the Increase of the Plan Shares, and the other updates to reflect the Company as a Cayman Islands exempted company.

Vote Required and Board of Directors’ Recommendation

Assuming a quorum is present, the affirmative vote of a majority of the shares present at the Meeting and entitled to vote, either in person or by proxy, is required for approval of Proposal No. 5.

The Board of Directors recommends a vote “FOR” the approval of the Seconded Amended and Restated 2010 Equity Incentive Plan.

OTHER MATTERS

The Board and management do not know of any other matters that will be presented for consideration at the Annual Meeting. If any other matters are properly brought before the Annual Meeting, the persons appointed as proxies will vote on such matters in accordance with their best judgment.

By Order of the Board of Directors

/s/ Lei Liu
Name: Lei Liu
Title: Chairman of the Board of Directors

October 22, 2023

Appendix A

THIRD AMENDED AND RESTATED

2010 EQUITY INCENTIVE PLAN

OF

CHINA JO-JO DRUGSTORES, INC.

CHINA JO-JO DRUGSTORES, INC.

THIRD AMENDED AND RESTATED

2010 EQUITY INCENTIVE PLAN

1. ESTABLISHMENT OF PLAN; DEFINITIONS

1.1 Purpose. The purpose of the China Jo-Jo Drugstores, Inc. Third Amended and Restated 2010 Equity Incentive Plan is to encourage certain officers, employees, directors, and consultants of China Jo-Jo Drugstores, Inc., a Cayman Islands exempted company (the “Company”), to acquire and hold shares in the Company as an added incentive to remain with the Company and increase their efforts in promoting the interests of the Company, and to enable the Company to attract and retain capable individuals.

1.2 Definitions. Unless the context clearly indicates otherwise, the following terms shall have the meanings set forth below:

1.2.1 “Award” shall mean, individually or collectively, a grant under this Plan of Stock Options or Stock Awards.

1.2.2 “Award Agreement” shall mean a written agreement containing the terms and conditions of an Award, not inconsistent with this Plan.

1.2.3 “Beneficiary” and “Beneficial Ownership” shall mean the person, persons, trust, or trusts that have been designated by a Grantee in his or her most recent written beneficiary designation filed with the Committee to receive the benefits specified under this Plan upon such Grantee’s death or to which Awards or other rights are transferred if and to the extent permitted under Section 7.2.4 hereof. If, upon a Grantee’s death, there is no designated Beneficiary or surviving designated Beneficiary, then the term Beneficiary shall mean the person, persons, trust, or trusts entitled by will or the laws of descent and distribution to receive such benefits.

1.2.4 “Beneficial Owner” shall have the meaning ascribed to such term in Rule 13d-3 under the Exchange Act and any successor to such Rule.

1.2.5 “Board” shall mean the board of directors of the Company.

1.2.6 “Change in Control” shall mean a Change in Control as defined in Section 7.1.1(b).

1.2.7 “Code” shall mean the Internal Revenue Code of 1986, as it may be amended from time to time.

1.2.8 “Committee” shall mean the Board or a committee of the Board appointed pursuant to Section 1.4 of this Plan.

1.2.9 “Ordinary Shares” shall mean the Company’s Ordinary Shares, par value $0.012 per share.

1.2.10 "Company" shall mean China Jo-Jo Drugstores, Inc., a Cayman Islands exempted company.

1.2.11 “Consultants” shall mean individuals who provide services to the Company and any Subsidiary who are not also Employees or Directors and which services are not in connection with the offer or sale of securities in a capital-raising transaction and do not directly or indirectly promote or maintain a market for the Company’s securities.

1.2.12 Reserved.

1.2.13 “Designated Officer” shall mean any executive officer of the Company to whom duties and powers of the Board or Committee hereunder have been delegated pursuant to Section 1.4.3.

1.2.14 “Directors” shall mean those members of the Board or the board of directors of any Subsidiary who are not also Employees.

1.2.15 “Disability” shall mean a medically determinable physical or mental condition that causes an Employee, Director, or Consultant to be unable to engage in any substantial gainful activity and that can be expected to result in death or to be of long-continued and indefinite duration.

1.2.16 “Effective Date” shall mean the effective date of this Plan, which shall be the Shareholder Approval Date.

1.2.17 “Employee” shall mean any common law employee, including Officers, of the Company or any Subsidiary as determined under the Code and the Treasury Regulations thereunder.

1.2.18 “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended from time to time, or any successor act thereto.

1.2.19 “Fair Market Value” shall mean (i) if the Ordinary Shares are listed on a national securities exchange or the NASDAQ system, the mean between the highest and lowest sales prices for the Ordinary Shares on such date, or, if no such prices are reported for such day, then on the next preceding day on which there were reported prices; (ii) if the Ordinary Shares are not listed on a national securities exchange or the NASDAQ system, the mean between the bid and asked prices for the shares on such date, or if no such prices are reported for such day, then on the next preceding day on which there were reported prices; or (iii) as determined in good faith by the Board.

1.2.20 “Grantee” shall mean an Officer, Employee, Director, or Consultant granted an Award.

1.2.21 “Incentive Stock Option” shall mean a Stock Option that meets the requirements of Code Section 422 and is granted pursuant to the Incentive Stock Option provisions as set forth in Section 2.

1.2.22 “Incumbent Board” shall mean the Incumbent Board as defined in Section 7.1.1(b)(ii).

1.2.23 “Non-Statutory Stock Option” shall mean a Stock Option that does not meet the requirements of Code Section 422 and is granted pursuant to the Non-Statutory Stock Option provisions as set forth in Section 3.

1.2.24 “Officer” shall mean a person who is an officer of the Company or a Subsidiary within the meaning of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder.

1.2.25 “Performance Award” shall mean an Award under Section 6 hereof.

1.2.26 “Performance Measure” shall mean one or more of the following criteria, or such other operating objectives, selected by the Committee to measure performance of the Company or any Subsidiary for a Performance Period, whether in absolute or relative terms: basic or diluted earnings per share of Stock; earnings per share of Ordinary Shares growth; revenue; operating income; net income (either before or after taxes); earnings and/or net income before interest and taxes; earnings and/or net income before interest, taxes, depreciation, and amortization; return on capital; return on equity; return on assets; net cash provided by operations; free cash flow; Ordinary Shares’ price; economic profit; economic value; total shareholder return; and gross margins and costs. Each such measure shall be determined in accordance with generally accepted accounting principles as consistently applied and, as determined by the independent accountants of the Company in the case of a Performance Award or as determined by the Committee for other Performance Awards, adjusted to omit the effects of extraordinary items, gain or loss on the disposal of a business segment, unusual or infrequently occurring events and transactions, and cumulative effects of changes in accounting principles.

1.2.27 “Performance Period” shall mean a period of not less than one (1) year over which the achievement of targets for Performance Measures is determined.

1.2.28 “Person” shall have the meaning ascribed to such term in Section 3(a)(9) of the Exchange Act and used in Sections 13(d) and 14(d) thereof, and shall include a “group” as defined in Section 13(d) thereof.

1.2.29 "Plan" shall mean the China Jo-Jo Drugstores, Inc. Third Amended and Restated 2010 Equity Incentive Plan as set forth herein and as amended from time to time.

1.2.30 “Related Entity” shall mean any Subsidiary, and any business, corporation, partnership, limited liability company, or other entity designated by the Board, in which the Company or a Subsidiary holds a substantial ownership interest, directly or indirectly.

1.2.31 “Restricted Stock” shall mean Ordinary Shares that are issued pursuant to the Restricted Stock provisions as set forth in Section 4.

1.2.32 “Restricted Stock Units” shall mean Ordinary Shares that are issued pursuant to the Restricted Stock Unit provisions as set forth in Section 5.

1.2.33 “Rule 16b-3” shall mean Rule 16b-3 promulgated under the Exchange Act or any successor thereto.

1.2.34 “Shareholder Approval Date” shall mean the date on which this Plan is approved by the shareholders of the Company eligible to vote in the election of directors, by a vote sufficient to meet the requirements of Code Section 422, Rule 16b-3 under the Exchange Act (if applicable), applicable requirements under the rules of any stock exchange or automated quotation system on which the Ordinary Shares may be listed on quoted, and other laws, regulations, and obligations of the Company applicable to this Plan.

1.2.35 “Stock Award” shall mean an award of Restricted Stock or Restricted Stock Units granted pursuant to this Plan.

1.2.36 “Stock Option” shall mean an option granted pursuant to this Plan to purchase shares of Ordinary Shares.

1.2.37 “Subsidiary” shall mean any corporation (other than the Company) in an unbroken chain of corporations beginning with and including the Company, if each of the corporations other than the last corporation in the unbroken chain owns stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other corporations in such chain.

1.3 Shares of Ordinary Shares Subject to this Plan.

1.3.1 Subject to the provisions of Section 7.1, Ordinary Shares that may be issued pursuant to Stock Options and Stock Awards granted under this Plan shall not exceed Twelve Million Four Hundred and Sixty-Four Thousand Eight Hundred Thirty Nine (12,464,839) shares in the aggregate. If a Stock Option shall expire and terminate for any reason, in whole or in part, without being exercised or, if Stock Awards are forfeited because the restrictions with respect to such Stock Awards shall not have been met or have lapsed, the number of shares of Ordinary Shares that are no longer outstanding as Stock Awards or subject to Stock Options may again become available for the grant of Stock Awards or Stock Options. There shall be no terms and conditions in a Stock Award or Stock Option that provide that the exercise of an Incentive Stock Option reduces the number of shares of Ordinary Shares for which an outstanding Non-Statutory Stock Option may be exercised; and there shall be no terms and conditions in a Stock Award or Stock Option that provide that the exercise of a Non-Statutory Stock Option reduces the number of shares of Ordinary Shares for which an outstanding Incentive Stock Option may be exercised.

1.4 Administration of this Plan.

1.4.1 The Plan shall be administered by the Board. In the alternative, the Board may delegate authority to a Committee to administer this Plan on behalf of the Board, subject to such terms and conditions as the Board may prescribe. Such Committee shall consist of not less than two (2) members of the Board each of whom is a “non-employee director” within the meaning of Rule 16b-3, or any successor rule of similar import. Once appointed, the Committee shall continue to serve until otherwise directed by the Board. From time to time, the Board may increase the size of the Committee and appoint additional members thereof, remove members (with or without cause) and appoint new members in substitution therefor, fill vacancies, however caused, and remove all members of the Committee and, thereafter, directly administer this Plan. In the event that the Board is the administrator of this Plan in lieu of a Committee, the term “Committee” as used herein shall be deemed to mean the Board.

1.4.2 The Committee shall meet at such times and places and upon such notice as it may determine. A majority of the Committee shall constitute a quorum. Any acts by the Committee may be taken at any meeting at which a quorum is present and shall be by majority vote of those members entitled to vote. Additionally, any acts reduced to writing or approved in writing by all of the members of the Committee shall be valid acts of the Committee.

1.4.3 The Board may, in its sole discretion, divide the duties and powers of the Committee by establishing one or more secondary Committees to which certain duties and powers of the Board hereunder are delegated (each of which shall be regarded as a “Committee” under this Plan with respect to such duties and powers), or delegate all of its duties and powers hereunder to a single Committee. Additionally, if permitted by applicable law, the Board or Committee may delegate any or all of its duties and powers hereunder to a Designated Officer subject to such conditions and limitations as the Board or Committee shall prescribe. However, only the Committee described under Section 1.4.1 may designate and grant Awards to Grantees who are subject to Section 16 of the Exchange Act. The Committee shall also have the power to establish sub-plans (which may be included as appendices to this Plan or the respective Award Agreement), which may constitute separate programs, for the purpose of establishing programs that meet any special tax or regulatory requirements of jurisdictions other than the United States and its subdivisions. Any such interpretations, rules, administration and sub-plans shall be consistent with the basic purposes of this Plan.

1.4.4 Powers of the Committee. The Committee shall have all the powers vested in it by the terms of this Plan, such powers to include authority, in its sole and absolute discretion, to grant Awards under this Plan, prescribe Award Agreements and establish programs for granting Awards. The Committee shall have full power and authority to take all other actions necessary to carry out the purpose and intent of this Plan, including, but not limited to, the authority to:

(a) determine the Grantees to whom, and the time or times at which, Awards shall be granted;

(b) determine the types of Awards to be granted;

(c) determine the number of shares of Ordinary Shares and/or amount of cash to be covered by or used for reference purposes for each Award;

(d) impose such terms, limitations, vesting schedules, restrictions, and conditions upon any such Award as the Committee shall deem appropriate, including without limitation establishing, in its discretion, Performance Measures that must be satisfied before an Award vests and/or becomes payable, the term during which an Award is exercisable, the purchase price, if any, under an Award, and the period, if any, following a Grantee’s termination of employment or service with the Company or any Subsidiary during which the Award shall remain exercisable;

(e) modify, extend, or renew outstanding Awards, accept the surrender of outstanding Awards, and substitute new Awards, provided that no such action shall be taken with respect to any outstanding Award that would materially and adversely affect the Grantee without the Grantee’s consent, or constitute a repricing of stock options without the consent of the holders of the Company’s voting securities under Section 1.4.4(f) below;

(f) only with the approval of the holders of the voting securities of the Company to the extent that such approval is required by applicable law, regulation, or the rules of a national securities exchange or automated quotation system to which the Company is subject, reprice Incentive Stock Options and Non-Statutory Stock Options either by amendment to lower the exercise price or by accepting such stock options for cancellation and issuing replacement stock options with a lower exercise price or through any other mechanism;

(g) accelerate the time in which an Award may be exercised or in which an Award becomes payable and waive or accelerate the lapse, in whole or in part, of any restriction or condition with respect to an Award;

(h) establish objectives and conditions, including targets for Performance Measures, if any, for earning Awards and determining whether Awards will be paid after the end of a Performance Period; and

(i) permit the deferral of, or require a Grantee to defer such Grantee’s receipt of or the delivery of Stock and/or cash under an Award that would otherwise be due to such Grantee and establish rules and procedures for such payment deferrals, provided the requirements of Code Section 409A are met with respect to any such deferral.

The Committee shall have full power and authority to administer and interpret this Plan and to adopt such rules, regulations, agreements, guidelines, and instruments for the administration of this Plan as the Committee deems necessary, desirable or appropriate in accordance with the Articles of Association of the Company.

1.4.5 To the maximum extent permitted by law, no member of the Board or Committee or a Designated Officer shall be liable for any action taken or decision made in good faith relating to this Plan or any Award thereunder.

1.4.6 The members of the Board and Committee and any Designated Officer shall be indemnified by the Company in respect of all their activities under this Plan in accordance with the procedures and terms and conditions set forth in the Memorandum of Association and Articles of Association of the Company as in effect from time to time. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled under the Company’s Memorandum of Association and Articles of Association, as a matter of law, or otherwise.

1.4.7 All actions taken and decisions and determinations made by the Committee or a Designated Officer on all matters relating to this Plan pursuant to the powers vested in it hereunder shall be in the Committee’s or Designated Officer’s sole and absolute discretion and shall be conclusive and binding on all parties concerned, including the Company, its shareholders, any Grantees, and any other Employee, and their respective successors in interest.

1.5 Amendment or Termination.

1.5.1 The Committee, without further approval of the Company’s shareholders, may amend or terminate this Plan or any portion thereof at any time, except that no amendment shall become effective without prior approval of the shareholders of the Company to increase the number of shares of Ordinary Shares subject to this Plan or if shareholder approval is necessary to comply with any tax or regulatory requirement or rule of any national securities exchange or national automated quotation system upon which the Ordinary Shares is listed or quoted (including for this purpose shareholder approval that is required for continued compliance with Rule 16b-3 or shareholder approval that is required to enable the Committee to grant Incentive Stock Options pursuant to this Plan).

1.5.2 The Committee shall be authorized to make minor or administrative amendments to this Plan as well as amendments to this Plan that may be dictated by the requirements of U.S. federal or state laws applicable to the Company or that may be authorized or made desirable by such laws. The Committee may amend any outstanding Award in any manner as provided in Section 1.4.4 and to the extent that the Committee would have had the authority to make such Award as so amended.

1.5.3 No amendment to this Plan or any Award may be made that would materially adversely affect any outstanding Award previously made under this Plan without the approval of the Grantee. Further, no amendment to this Plan or an Award shall be made that would cause any Award to fail to either comply with or meet an exception from Code Section 409A.

1.6 Effective Date and Duration of this Plan. This Plan has been effective since September 20, 2010. The Committee (and the Board), subject to the approval of the shareholders, has determined that this Plan shall terminate automatically on January 14, 2030, unless terminated earlier by the Board, except with respect to Awards then outstanding. The Board may terminate this Plan or any portion thereof at any time pursuant to Section 1.5 hereof, and no Awards may be granted under the Plan after it is terminated.

2. INCENTIVE STOCK OPTION PROVISIONS

2.1 Granting of Incentive Stock Options.

2.1.1 Only Employees of the Company shall be eligible to receive Incentive Stock Options under this Plan. Officers, Directors, and Consultants of the Company who are not also Employees shall not be eligible to receive Incentive Stock Options.

2.1.2 The purchase price of each share of Ordinary Shares subject to an Incentive Stock Option shall not be less than 100% of the Fair Market Value of a share of the Ordinary Shares on the date the Incentive Stock Option is granted. If an Employee owns or is deemed to own (by reason of the attribution rules applicable under Section 424(d) of the Code) more than 10% of the combined voting power of all classes of stock of the Company (or any parent corporation or subsidiary corporation of the Company, as those terms are defined in Sections 424(e) and (f) of the Code, respectively) and an Incentive Stock Option is granted to such Employee, the exercise price of such Incentive Stock Option (to the extent required by the Code at the time of grant) shall be no less than 110% of the Fair Market Value of a Share on the date such Incentive Stock Option is granted.

2.1.3 No Incentive Stock Option shall be exercisable more than ten (10) years from the date the Incentive Stock Option was granted; provided however, that if a Grantee owns or is deemed to own (by reason of the attribution rules of Section 424(d) of the Code) more than 10% of the combined voting power of all classes of stock of the Company (or any parent corporation or subsidiary corporation of the Company, as those terms are defined in Sections 424(e) and (f) of the Code, respectively) and the Incentive Stock Option is granted to such Grantee, the term of the Incentive Stock Option shall be (to the extent required by the Code at the time of the grant) for no more than five (5) years from the date of grant.

2.1.4 The Committee shall determine and designate from time to time those Employees who are to be granted Incentive Stock Options and specify the number of shares subject to each Incentive Stock Option.

2.1.5 The Committee, in its sole discretion, shall determine whether any particular Incentive Stock Option shall become exercisable in one or more installments, specify the installment dates, and, within the limitations herein provided, determine the total period during which the Incentive Stock Option is exercisable. Further, the Committee may make such other provisions as may appear generally acceptable or desirable to the Committee or necessary to qualify its grants under the provisions of Section 422 of the Code.

2.1.6 The Committee may grant at any time new Incentive Stock Options to an Employee who has previously received Incentive Stock Options or other options whether such prior Incentive Stock Options or other options are still outstanding, have previously been exercised in whole or in part, or are cancelled in connection with the issuance of new Incentive Stock Options. The purchase price of the new Incentive Stock Options may be established by the Committee without regard to the existing Incentive Stock Options or other options.

2.1.7 Notwithstanding any other provisions hereof, the aggregate Fair Market Value (determined at the time the option is granted) of the Ordinary Shares with respect to which Incentive Stock Options are exercisable for the first time by the Employee during any calendar year (under all such plans of the Grantee’s employer corporation and its parent corporation or subsidiary corporation as those terms are defined in Sections 424(e) and (f) of the Code, respectively) shall not (to the extent required by the Code at the time of the grant) exceed One Hundred Thousand Dollars ($100,000). To the extent that such aggregate Fair Market Value shall exceed One Hundred Thousand Dollars ($100,000), or other applicable amount, such Stock Options to the extent of the Ordinary Shares in excess of such limit shall be treated as Non-Statutory Stock Options. In such case, the Company may designate the shares of Ordinary Shares that are to be treated as Stock acquired pursuant to the exercise of an Incentive Stock Option.

2.2 Exercise of Incentive Stock Options. The exercise price of an Incentive Stock Option shall be payable on exercise of the option (i) in cash or by check, bank draft, or postal or express money order, (ii) ) if provided in the written Award Agreement and permitted by applicable law, by the surrender of Ordinary Shares then owned by the Grantee, which Ordinary Shares such Grantee has held for at least six (6) months, (iii) the proceeds of a loan from an independent broker-dealer whereby the loan is secured by the option or the stock to be received upon exercise, or (iv) any combination of the foregoing; provided, that each such method and time for payment and each such borrowing and terms and conditions of repayment shall then be permitted by and be in compliance with applicable law. Shares of Ordinary Shares so surrendered in accordance with clause (ii) or (iv) shall be valued at the Fair Market Value thereof on the date of exercise, surrender of such Ordinary Shares to be evidenced by delivery of the certificate(s) representing such shares in such manner, and endorsed in such form, or accompanied by stock powers endorsed in such form, as the Committee may determine.

2.3 Termination of Employment.

2.3.1 If a Grantee’s employment with the Company is terminated other than by Disability or death, the terms of any then outstanding Incentive Stock Option held by the Grantee shall extend for a period ending on the earlier of the date on which such Stock Option would otherwise expire or three (3) months after such termination of employment, and such Stock Option shall be exercisable to the extent it was exercisable as of such last date of employment.

2.3.2 If a Grantee’s employment with the Company is terminated by reason of Disability, the term of any then outstanding Incentive Stock Option held by the Grantee shall extend for a period ending on the earlier of the date on which such Stock Option would otherwise expire or twelve (12) months after such termination of employment, and such Stock Option shall be exercisable to the extent it was exercisable as of such last date of employment.

2.3.3 If a Grantee’s employment with the Company is terminated by reason of death, the representative of his estate or beneficiaries thereof to whom the Stock Option has been transferred shall have the right during the period ending on the earlier of the date on which such Stock Option would otherwise expire or twelve (12) months after such date of death, to exercise any then outstanding Incentive Stock Options in whole or in part. If a Grantee dies without having fully exercised any then outstanding Incentive Stock Options, the representative of his estate or beneficiaries thereof to whom the Stock Option has been transferred shall have the right to exercise such Stock Options in whole or in part.

3. NON-STATUTORY STOCK OPTION PROVISIONS

3.1 Granting of Stock Options.

3.1.1 Officers, Employees, Directors, and Consultants shall be eligible to receive Non-Statutory Stock Options under this Plan.

3.1.2 The Committee shall determine and designate from time to time those Officers, Employees, Directors, and Consultants who are to be granted Non-Statutory Stock Options and the amount subject to each Non-Statutory Stock Option.

3.1.3 The Committee may grant at any time new Non-Statutory Stock Options to an Employee, Director, or Consultant who has previously received Non-Statutory Stock Options or other Stock Options, whether such prior Non-Statutory Stock Options or other Stock Options are still outstanding, have previously been exercised in whole or in part, or are cancelled in connection with the issuance of new Non-Statutory Stock Options.

3.1.4 The Committee shall determine the purchase price of each share of Ordinary Shares subject to a Non-Statutory Stock Option. Such price shall not be less than 100% of the Fair Market Value of such Ordinary Shares on the date the Non-Statutory Stock Option is granted.

3.1.5 The Committee, in its sole discretion, shall determine whether any particular Non-Statutory Stock Option shall become exercisable in one or more installments, specify the installment dates, and, within the limitations herein provided, determine the total period during which the Non-Statutory Stock Option is exercisable. Further, the Committee may make such other provisions as may appear generally acceptable or desirable to the Committee, including the extension of a Non-Statutory Stock Option, provided that such extension does not extend the option beyond the period specified in Section 3.1.6 below.

3.1.6 No Non-Statutory Stock Option shall be exercisable more than ten (10) years from the date such option is granted.

3.2 Exercise of Stock Options. The exercise price of a Non-Statutory Stock Option shall be payable on exercise of the Stock Option (i) in cash or by check, bank draft, or postal or express money order, (ii) if provided in the written Award Agreement and permitted by applicable law, by the surrender of Ordinary Shares then owned by the Grantee, which Ordinary Shares such Grantee has held for at least six (6) months, (iii) the proceeds of a loan from an independent broker-dealer whereby the loan is secured by the option or the stock to be received upon exercise, or (iv) any combination of the foregoing; provided, that each such method and time for payment and each such borrowing and terms and conditions of repayment shall then be permitted by and be in compliance with applicable law. Shares of Ordinary Shares so surrendered in accordance with clause (ii) or (iv) shall be valued at the Fair Market Value thereof on the date of exercise, surrender of such Ordinary Shares to be evidenced by delivery of the certificate(s) representing such shares in such manner, and endorsed in such form, or accompanied by stock powers endorsed in such form, as the Committee may determine.

3.3 Termination of Relationship.

3.3.1 If a Grantee’s employment with the Company is terminated, a Director Grantee ceases to be a Director, or a Consultant Grantee ceases to be a Consultant, other than by reason of Disability or death, the terms of any then outstanding Non-Statutory Stock Option held by the Grantee shall extend for a period ending on the earlier of the date established by the Committee at the time of grant or three (3) months after the Grantee’s last date of employment or cessation of being a Director or Consultant, and such Stock Option shall be exercisable to the extent it was exercisable as of the date of termination of employment or cessation of being a Director or Consultant.

3.3.2 If a Grantee’s employment is terminated by reason of Disability, a Director Grantee ceases to be a Director by reason of Disability or a Consultant Grantee ceases to be a Consultant by reason of Disability, the term of any then outstanding Non-Statutory Stock Option held by the Grantee shall extend for a period ending on the earlier of the date on which such Stock Option would otherwise expire or twelve (12) months after the Grantee’s last date of employment or cessation of being a Director or Consultant, and such Stock Option shall be exercisable to the extent it was exercisable as of such last date of employment or cessation of being a Director or Consultant.

3.3.3 If a Grantee’s employment is terminated by reason of death, a Director Grantee ceases to be a Director by reason of death or a Consultant Grantee ceases to be a Consultant by reason of death, the representative of his estate or beneficiaries thereof to whom the Stock Option has been transferred shall have the right during the period ending on the earlier of the date on which such Stock Option would otherwise expire or twelve (12) months following his death to exercise any then outstanding Non-Statutory Stock Options in whole or in part. If a Grantee dies without having fully exercised any then outstanding Non-Statutory Stock Options, the representative of his estate or beneficiaries thereof to whom the Stock Option has been transferred shall have the right to exercise such Stock Options in whole or in part.

4. RESTRICTED STOCK AWARDS

4.1 Grant of Restricted Stock.

4.1.1 Officers, Employees, Directors and Consultants shall be eligible to receive grants of Restricted Stock under this Plan.

4.1.2 The Committee shall determine and designate from time to time those Officers, Employees, Directors and Consultants who are to be granted Restricted Stock and the number of shares of Ordinary Shares subject to such Stock Award.

4.1.3 The Committee, in its sole discretion, shall make such terms and conditions applicable to the grant of Restricted Stock as may appear generally acceptable or desirable to the Committee.

4.2 Termination of Relationship.

4.2.1 If a Grantee’s employment with the Company is terminated, a Director Grantee ceases to be a Director, or a Consultant Grantee ceases to be a Consultant, prior to the lapse of any restrictions applicable to the Restricted Stock, then such Ordinary Shares shall be forfeited and the Grantee shall return the certificates representing such Ordinary Shares to the Company.

4.2.2 If the restrictions applicable to a grant of Restricted Stock shall lapse, then the Grantee shall hold such Ordinary Shares free and clear of all such restrictions except as otherwise provided in this Plan.

5. RESTRICTED STOCK UNIT AWARDS

5.1 Grant of Restricted Stock Units.

5.1.1 Officers, Employees, Directors, and Consultants shall be eligible to receive grants of Restricted Stock Units under this Plan.

5.1.2 The Committee shall determine and designate from time to time those Officers, Employees, Directors and Consultants who are to be granted Restricted Stock Units and number of shares of Ordinary Shares subject to such Stock Award.

5.1.3 The Committee, in its sole discretion, shall make such terms and conditions applicable to the grant of Restricted Stock Units as may appear generally acceptable or desirable to the Committee.

5.2 Termination of Relationship.

5.2.1 If a Grantee’s employment with the Company is terminated, a Director Grantee ceases to be a Director, or a Consultant Grantee ceases to be a Consultant, prior to the lapse of any restrictions applicable to the Restricted Stock Units, then such Ordinary Shares shall be forfeited and the Grantee shall return the certificates representing such Ordinary Shares to the Company.

5.2.2 If the restrictions applicable to a grant of Restricted Stock Units shall lapse, then the Grantee shall hold such Ordinary Shares free and clear of all such restrictions except as otherwise provided in this Plan.

6. PERFORMANCE AWARDS

6.1 The Committee, in its discretion, may establish targets for Performance Measures for selected Grantees and authorize the granting, vesting, payment, and/or delivery of Performance Awards in the form of Incentive Stock Options, Non-Statutory Stock Options, Restricted Stock, and Restricted Stock Units to such Grantees upon achievement of such targets for Performance Measures during a Performance Period. The Committee, in its discretion, shall determine the Grantees eligible for Performance Awards, the targets for Performance Measures to be achieved during each Performance Period, and the type, amount, and terms and conditions of any Performance Awards. Performance Awards may be granted either alone or in addition to other Awards made under this Plan.

7. GENERAL PROVISIONS

7.1 Adjustment Provisions.

7.1.1 Change of Control.

(a) Effect of “Change in Control.” If and only to the extent provided in the Award Agreement, or to the extent otherwise determined by the Committee, upon the occurrence of a “Change in Control,” as defined in Section 7.1.1(b):

(i) The Committee shall take such action as it deems appropriate and equitable to effectuate the purposes of this Plan and to protect the grantees of Awards, which action may include, without limitation, any one or more of the following, provided such action is in compliance with Code Section 409A if applicable: (i) acceleration or change of the exercise and/or expiration dates of any Award to require that exercise be made, if at all, prior to the Change in Control; and (ii) cancellation of any Award upon payment to the holder in cash of the Fair Market Value of the Stock subject to such Award as of the date of (and, to the extent applicable, as established for purposes of) the Change in Control, less the aggregate exercise price, if any, of the Award.

(ii) Notwithstanding the foregoing or any provision in any Award Agreement to the contrary, if in the event of a Change in Control, the successor company assumes or substitutes for a Stock Option or Stock Award, then each such outstanding Stock Option or Stock Award shall not be accelerated as described in Sections 7.1.1(a)(i). For the purposes of this Section 7.1.1(a)(ii), such Stock Option or Stock Award shall be considered assumed or substituted for if following the Change in Control the Award confers the right to purchase or receive, for each share of Ordinary Shares subject to the Stock Option or Stock Award immediately prior to the Change in Control, the consideration (whether stock, cash, or other securities or property) received in the transaction constituting a Change in Control by holders of Ordinary Shares for each share held on the effective date of such transaction (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding shares); provided, however, that if such consideration received in the transaction constituting a Change in Control is not solely Ordinary Shares of the successor company or its parent or subsidiary, the Committee may, with the consent of the successor company or its parent or subsidiary, provide that the consideration to be received upon the exercise or vesting of a Stock Option or Stock Award, for each share subject thereto, will be solely Ordinary Shares of the successor company or its parent or subsidiary substantially equal in fair market value to the per share consideration received by holders of Ordinary Shares in the transaction constituting a Change in Control. The determination of such substantial equality of value of consideration shall be made by the Committee in its sole discretion and its determination shall be conclusive and binding.

(b) Definition of “Change in Control”. Unless otherwise specified in an Award Agreement, a “Change in Control” shall mean the occurrence of any of the following:

(i) The acquisition by any Person of Beneficial Ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of more than fifty percent (50%) of either (A) the value of then outstanding equity securities of the Company (the “Outstanding Company Stock”) or (B) the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors (the “Outstanding Company Voting Securities”) (the foregoing Beneficial Ownership hereinafter being referred to as a “Controlling Interest”); provided, however, that for purposes of this Section 7.1.1, the following acquisitions shall not constitute or result in a Change in Control: (v) any acquisition directly from the Company; (w) any acquisition by the Company; (x) any acquisition by any Person that as of the Effective Date owns Beneficial Ownership of a Controlling Interest; (y) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any Related Entity; or (z) any acquisition by any entity pursuant to a transaction that complies with clauses (A), (B), and (C) of subsection 7.1.1(b)(iii) below; or

(ii) During any period of two (2) consecutive years (not including any period prior to the Effective Date) individuals who constitute the Board on the Effective Date (the “Incumbent Board”) cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to the Effective Date whose election, or nomination for election by the Company’s shareholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board; or

(iii) Consummation of a reorganization, merger, statutory share exchange, or consolidation or similar transaction involving the Company or any of its Related Entities, a sale or other disposition of all or substantially all of the assets of the Company, or the acquisition of assets or equity of another entity by the Company or any of its Related Entities (each a “Business Combination”), in each case, unless, following such Business Combination, (A) all or substantially all of the individuals and entities who were the Beneficial Owners, respectively, of the Outstanding Company Stock and Outstanding Company Voting Securities immediately prior to such Business Combination beneficially own, directly or indirectly, more than fifty percent (50%) of the value of the then outstanding equity securities and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of members of the board of directors (or comparable governing body of an entity that does not have such a board), as the case may be, of the entity resulting from such Business Combination (including, without limitation, an entity that as a result of such transaction owns the Company or all or substantially all of the Company’s assets either directly or through one or more subsidiaries) in substantially the same proportions as their ownership, immediately prior to such Business Combination of the Outstanding Company Stock and Outstanding Company Voting Securities, as the case may be, (B) no Person (excluding any employee benefit plan (or related trust) of the Company or such entity resulting from such Business Combination or any Person that as of the Effective Date owns Beneficial Ownership of a Controlling Interest) beneficially owns, directly or indirectly, fifty percent (50%) or more of the value of the then outstanding equity securities of the entity resulting from such Business Combination or the combined voting power of the then outstanding voting securities of such entity except to the extent that such ownership existed prior to the Business Combination, and (C) at least a majority of the members of the Board or other governing body of the entity resulting from such Business Combination were members of the Incumbent Board at the time of the execution of the initial agreement, or of the action of the Board, providing for such Business Combination; or

(iv) Approval by the shareholders of the Company of a complete liquidation or dissolution of the Company.

7.1.2 Adjustments to Awards. In the event that any extraordinary dividend or other distribution (whether in the form of cash, Ordinary Shares, or other property), recapitalization, forward or reverse split, reorganization, merger, consolidation, spin-off, combination, repurchase, share exchange, liquidation, dissolution or other similar corporate transaction or event affects the Ordinary Shares and/or such other securities of the Company or any other issuer such that a substitution, exchange, or adjustment is determined by the Committee to be appropriate, then the Committee shall, in such manner as it may deem equitable, substitute, exchange, or adjust any or all of (A) the number and kind of Shares that may be delivered in connection with Awards granted thereafter, (B) the number and kind of Shares by which annual per-person Award limitations are measured under this Plan’s provisions, (C) the number and kind of Shares subject to or deliverable in respect of outstanding Awards, (D) the exercise price, grant price or purchase price relating to any Award and/or make provision for payment of cash or other property in respect of any outstanding Award, and (E) any other aspect of any Award that the Committee determines to be appropriate.

7.1.3 Adjustments in Case of Certain Transactions. In the event of any merger, consolidation or other reorganization in which the Company does not survive, or in the event of any Change in Control, any outstanding Awards may be dealt with in accordance with any of the following approaches, as determined by the agreement effectuating the transaction or, if and to the extent not so determined, as determined by the Committee: (a) the continuation of the outstanding Awards by the Company, if the Company is a surviving entity, (b) the assumption or substitution for, as those terms are defined in Section 7.1.1(b)(iv), the outstanding Awards by the surviving entity or its parent or subsidiary, (c) full exercisability or vesting and accelerated expiration of the outstanding Awards, or (d) settlement of the value of the outstanding Awards in cash or cash equivalents or other property followed by cancellation of such Awards (which value, in the case of Stock Options, shall be measured by the amount, if any, by which the Fair Market Value of a share of Ordinary Shares exceeds the exercise or grant price of the Stock Option as of the effective date of the transaction). The Committee shall give written notice of any proposed transaction referred to in this Section 7.1.3 a reasonable period of time prior to the closing date for such transaction (which notice may be given either before or after the approval of such transaction), in order that Grantees may have a reasonable period of time prior to the closing date of such transaction within which to exercise any Awards that are then exercisable (including any Awards that may become exercisable upon the closing date of such transaction). A Grantee may condition his exercise of any Awards upon the consummation of the transaction.

7.1.4 Other Adjustments. The Committee (and the Board) is authorized to make adjustments in the terms and conditions of, and the criteria included in, Awards (including Performance Awards, or performance goals relating thereto) in recognition of unusual or nonrecurring events (including, without limitation, acquisitions and dispositions of businesses and assets) affecting the Company, any Related Entity or any business unit, or the financial statements of the Company or any Related Entity, or in response to changes in applicable laws, regulations, accounting principles, tax rates and regulations or business conditions or in view of the Committee’s assessment of the business strategy of the Company, any Related Entity or business unit thereof, performance of comparable organizations, economic and business conditions, personal performance of a Grantee, and any other circumstances deemed relevant.

7.1.5 Fractional Shares. No adjustment or substitution provided for in this Section 7.1 shall require the Company to sell a fractional share, and the total substitution or adjustment with respect to each outstanding Stock Option shall be limited accordingly.

7.1.6 Adjustment Certificates. Upon any adjustment made pursuant to this Section 7.1 the Company will, upon request, deliver to the Grantee a certificate setting forth the exercise price thereafter in effect and the number and kind of shares or other securities thereafter purchasable on the exercise of such Stock Option.

7.2 General.

7.2.1 Each Stock Option and Stock Award shall be evidenced by an Award Agreement containing such terms and conditions, not inconsistent with this Plan, as the Committee shall approve.

7.2.2 The granting of a Stock Option or Stock Award in any year shall not give the Grantee any right to similar grants in future years or any right to be retained in the employ of the Company, and all Employees shall remain subject to discharge to the same extent as if this Plan were not in effect.

7.2.3 No Officer, Employee, Director, or Consultant and no beneficiary or other person claiming under or through him, shall have any right, title or interest by reason of any Stock Option or any Stock Award to any particular assets of the Company, or any shares of Ordinary Shares allocated or reserved for the purposes of this Plan or subject to any Stock Option or any Stock Award except as set forth herein. The Company shall not be required to establish any fund or make any other segregation of assets to assure the payment of any Stock Option or Stock Award.

7.2.4 Limits on Transferability.

(a) Except to the extent otherwise provided in the respective Award Agreement, no Award, other right, or interest granted under this Plan shall be pledged, hypothecated, or otherwise encumbered or subject to any lien, obligation, or liability of such Grantee to any party, or assigned or transferred by such Grantee otherwise than by will or the laws of descent and distribution or to a Beneficiary upon the death of a Grantee. Unless otherwise determined by the Committee in accordance with the provisions of the immediately preceding sentence, an Award may be exercised during the lifetime of the Grantee only by the Grantee or, during the period the Grantee is under a Disability, by the Grantee’s guardian or legal representative.

(b) Notwithstanding Section 7.2.4(a), an Award other than an Incentive Stock Option may, in the Committee’s sole discretion, be transferable by gift or domestic relations order to (i) the Grantee’s child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, daughter-in-law, son-in-law, brother-in-law, or sister-in-law, including adoptive relationships (such persons, “Family Members”), (ii) a corporation, partnership, limited liability company, or other business entity whose only shareholders, partners, or members, as applicable are the Grantee and/or Family Members, or (iii) a trust in which the Grantee and/or Family Members have all of the beneficial interests, and subsequent to any such transfer any Award may be exercised by any such transferee, provided, however, no Award may be transferred for value (as defined in the General Instructions to Form S-8 Registration Statement).

(c) Notwithstanding Sections 7.2.4(a) and 7.2.4(b), an Award may be transferred pursuant to a domestic relations order that would satisfy Section 414(p)(1)(A) of the Code if such Section applied to an Award under this Plan, but only if the tax consequences flowing from the assignment or transfer are specified in said order, the order is accompanied by signed agreement by both or all parties to the domestic relations order, and, if requested by the Committee, an opinion is provided by qualified counsel for the Grantee that the order is enforceable by or against this Plan under applicable law, and said opinion further specifies the tax consequences flowing from the order and the appropriate tax reporting procedures for this Plan.

7.2.5 Notwithstanding any other provision of this Plan or agreements made pursuant thereto, the Company’s obligation to issue or deliver any certificate or certificates for shares of Ordinary Shares under a Stock Option or Stock Award, and the transferability of Ordinary Shares acquired by exercise of a Stock Option or grant of a Stock Award, shall be subject to all of the following conditions:

(a) Any registration or other qualification of such shares under any state or federal law or regulation, or the maintaining in effect of any such registration or other qualification that the Board shall, in its absolute discretion upon the advice of counsel, deem necessary or advisable; and

(b) The obtaining of any other consent, approval, or permit from any state or federal governmental agency that the Board shall, in its absolute discretion upon the advice of counsel, determine to be necessary or advisable.

The Company may, to the extent deemed necessary or advisable by the Committee, postpone the issuance or delivery of Ordinary Shares or payment of other benefits under any Award until completion of such registration or qualification of such Ordinary Shares (including, but not limited to, the conditions described in Sections 7.2.5(a) and 7.2.5(b) above) or other required action under any federal or state law, rule or regulation, listing, or other required action with respect to any stock exchange or automated quotation system upon which the Shares or other Company securities are listed or quoted, or compliance with any other obligation of the Company, as the Committee, may consider appropriate, and may require any Grantee to make such representations, furnish such information and comply with or be subject to such other conditions as it may consider appropriate in connection with the issuance or delivery of Shares or payment of other benefits in compliance with applicable laws, rules, and regulations, listing requirements, or other obligations.

7.2.6 All payments to Grantees or to their legal representatives shall be subject to any applicable tax, community property, or other statutes or regulations of the United States or of any state or country having jurisdiction over such payments. The Grantee may be required to pay to the Company the amount of any withholding taxes that the Company is required to withhold with respect to a Stock Option or its exercise or a Stock Award. In the event that such payment is not made when due, the Company shall have the right to deduct, to the extent permitted by law, from any payment of any kind otherwise due to such person all or part of the amount required to be withheld.

7.2.7 In the case of a grant of a Stock Option or Stock Award to any Employee of a Subsidiary, the Company may, if the Committee so directs, issue or transfer the shares, if any, covered by the Stock Option or Stock Award to such Subsidiary, for such lawful consideration as the Committee may specify, upon the condition or understanding that such Subsidiary will transfer the shares to the Employee in accordance with the terms of the Stock Option or Stock Award specified by the Committee pursuant to the provisions of this Plan.

7.2.8 A Grantee entitled to Ordinary Shares as a result of the exercise of a Stock Option or grant of a Stock Award shall not be deemed for any purpose to be, or have rights as, a shareholder of the Company by virtue of such exercise, except to the extent that a stock certificate is issued therefor and then only from the date such certificate is issued. No adjustments shall be made for dividends or distributions or other rights for which the record date is prior to the date such stock certificate is issued. The Company shall issue any stock certificates required to be issued in connection with the exercise of a Stock Option with reasonable promptness after such exercise.

7.2.9 The grant or exercise of Stock Options granted under this Plan or the grant of a Stock Award under this Plan shall be subject to, and shall in all respects comply with, applicable law relating to such grant or exercise, or to the number of shares of Ordinary Shares that may be beneficially owned or held by any Grantee.

7.2.10 The Company intends that this Plan shall comply with the requirements of Rule 16b-3 (the “Rule”) under the Securities Exchange Act of 1934, as amended, during the term of this Plan. Should any additional provisions be necessary for this Plan to comply with the requirements of the Rule, the Board may amend this Plan to add to or modify the provisions of this Plan accordingly.

7.2.11 Code Section 409A.

(a) If any Award constitutes a “nonqualified deferred compensation plan” under Section 409A of the Code (a “Section 409A Plan”), then the Award shall be subject to the following additional requirements, if and to the extent required to comply with Section 409A of the Code:

(i) Payments under the Section 409A Plan may not be made earlier than (u) the Grantee’s separation from service, (v) the date the Grantee becomes disabled, (w) the Grantee’s death, (x) a specified time (or pursuant to a fixed schedule) specified in the Award Agreement at the date of the deferral of such compensation, (y) a change in the ownership or effective control of the corporation, or in the ownership of a substantial portion of the assets of the corporation, or (z) the occurrence of an unforeseeable emergency;

(ii) The time or schedule for any payment of the deferred compensation may not be accelerated, except to the extent provided in applicable Treasury Regulations or other applicable guidance issued by the Internal Revenue Service;

(iii) Any elections with respect to the deferral of such compensation or the time and form of distribution of such deferred compensation shall comply with the requirements of Section 409A(a)(4) of the Code; and

(iv) In the case of any Grantee who is specified employee, a distribution on account of a separation from service may not be made before the date that is six (6) months after the date of the Grantee’s separation from service (or, if earlier, the date of the Grantee’s death).

For purposes of the foregoing, the terms “separation from service”, “disabled,” and “specified employee”, all shall be defined in the same manner as those terms are defined for purposes of Section 409A of the Code, and the limitations set forth herein shall be applied in such manner (and only to the extent) as shall be necessary to comply with any requirements of Section 409A of the Code that are applicable to the Award.

(b) The Award Agreement for any Award that the Committee reasonably determines to constitute a Section 409A Plan, and the provisions of this Plan applicable to that Award, shall be construed in a manner consistent with the applicable requirements of Section 409A, and the Committee, in its sole discretion and without the consent of any Grantee, may amend any Award Agreement (and the provisions of this Plan applicable thereto) if and to the extent that the Committee determines that such amendment is necessary or appropriate to comply with the requirements of Section 409A of the Code. No Section 409A Plan shall be adjusted, modified, or substituted for, pursuant to any provision of this Plan, without the consent of the Grantee if any such adjustment, modification, or substitution would cause the Section 409A Plan to violate the requirements of Section 409A of the Code.

(c) The Company intends that this Plan shall comply with the requirements of Section 409A of the Code, to the extent applicable. Should any changes to this Plan be necessary for this Plan to comply with the requirements of Section 409A, the Board may amend this Plan to add to or modify the provisions of this Plan accordingly.

7.2.12 The validity, construction, and effect of this Plan, any rules and regulations under this Plan, and any Award Agreement shall be determined in accordance with the laws of the State of New York without giving effect to principles of conflict of laws, and applicable federal law. Unless otherwise provided in the Award Agreement, recipients of an Award under this Plan are deemed to submit to the exclusive jurisdiction and venue of the federal or state courts whose jurisdiction covers New York to resolve any and all issues that may arise out of or relate to this Plan or any related Award Agreement.

7.2.13 The Board shall have the authority to adopt such modifications, procedures, and subplans as may be necessary or desirable to comply with provisions of the laws of foreign countries in which the Company or its Related Entities may operate to assure the viability of the benefits from Awards granted to Grantees performing services in such countries and to meet the objectives of this Plan.

7.2.14 The Company will seek shareholder approval in the manner and to the degree required under applicable laws. If the Company fails to obtain any required shareholder approval of this Plan within twelve (12) months after the date this Plan is adopted by the Board, pursuant to Section 422 of the Code, any Option granted as an Incentive Stock Option at any time under this Plan will not qualify as an Incentive Stock Option within the meaning of the Code and will be deemed to be a Non-Statutory Stock Option.